February 28, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington DC 20549

Attn: Craig H. Arakawa

Re:	SunSi Energies Inc.
Form 10-K for the fiscal year ended May 31, 2010
Filed August 30, 2010
Form 8-K filed December 10, 2010
Form 10-Q for the fiscal quarter ended November 30, 2010
Filed January 14, 2011
File No. 333-145910

Dear Mr. Arakawa:

This letter responds to your comment letter dated February 23, 2011 regarding the above referenced filings of SunSi Energies Inc. (the “Company”). As discussed on the telephone with our legal counsel, the Company is unable to respond to your comments within ten (10) business days of the date of your comment letter as requested, but shall provide such requested responses and any amended filings by March 23, 2011.

Sincerely,

David Natan
Chief Executive Officer
SunSi Energies Inc.